SILVER LEAF PARTNERS, LLC
Statement of Financial Condition
December 31, 2025
With Report of Independent Registered Public
Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65902

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Silver Leaf Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3 Columbus Circle, Floor 15__
(No. and Street)

__NewYork__	__NY__	__10019__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Betty Tao__	__212-751 4422__	__btao@dfppartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DCPA__
(Name – if individual, state last, first, and middle name)

__2121 Avenue of the Stars #800__	__Century City__	__CA__	__90067__
(Address)	(City)	(State)	(Zip Code)

__9/15/2020__	__6567__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Fyzul Khan_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of _Silver Leaf Partners, LLC_____, as of
_12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _MFKllc_____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SILVER LEAF PARTNERS, LLC
Contents



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Silver Leaf Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 20, 2026

Silver Leaf Partners, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	248,724
Prepaid and other assets		26,677
TOTAL ASSETS	$	275,401

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	62,433
Note/loan payable		118,050
TOTAL LIABILITIES		180,483

Member's Equity:

Member's equity	94,918
MEMBER'S EQUITY	94,918

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	275,401

The accompanying notes are an integral part of this statement of financial condition.

Silver Leaf Partners, LLC
Notes to the Statement of Financial Condition
As of December 31, 2025

1.   Organization

Silver Leaf Partners, LLC (the "Company"), a New York Limited Liability Company, is a registered broker- dealer under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation ("SIPC").The Company's effective date of organization was January 15, 2003.The Company is engaged in private placements and marketing services. The Company earns third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds.

2.   Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits, however the Company has not experienced any losses in such accounts. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Revenue Recognition

The Company receives third party marketing revenue primarily from raising capital or securities debt financing for hedge funds, private equity funds, other alternative funds and various operating companies.

The Company's principal source of revenue is derived from third party marketing revenue from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company believes that its performance obligation is satisfied at the point in time when capital is placed with the hedge funds, private equity and other alternative funds. The Company records third party marketing revenue when they receive payment.

Revolving Loan

The Company initiated a Revolving Demand Note (the "Loan") of $120,000 with TD Bank dated June 1, 2021. The money was put into the Company's TD checking account on September 13, 2021. The initial applicable interest rate was 3.99%, which changed during the year to 7.49% on the principal draw down balance of $18,050 for the year ended December 2025 as shown on the Statement of Financial Condition.

2.   Summary of Significant Accounting Policies (continued)

Lease

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under the existing guidance for lease accounting. It was determined that during the year ended December 31, 2025 no agreements or arrangements existed that would be classified as an operating lease under the adopted guidance.

Securities Owned

The Company at times receives securities as part of compensation on certain engagements. If received, the Company distributes the non-marketable securities to the Member. As of December 31, 2025, the Company did not have any security positions.

Income Taxes

The Company is organized as a single member limited liability company and is a disregarded entity for income tax purposes. No provision has been made for federal and state income taxes since these taxes are the personal responsibility of the Member. However, New York City imposes an unincorporated business tax ("UBT") on unincorporated businesses operating in New York City.

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

Segment Reporting

The Company follows ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised private placements and marketing services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2.   Summary of Significant Accounting Policies (continued)

Simple IRA Plan

The Company sponsors a Simple IRA plan for its employees, which allows for pre-tax contributions to be made by both the employees and the Company. The plan is designed to provide retirement benefits for eligible employees and is subject to the provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended.

The Company maintains a Simple IRA plan. The Company selected E*Trade Securities LLC to service its Simple IRA plan. For year 2025, no contributions were made to the Simple IRA plan.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3.   Property and Equipment

The Company utilized certain fully depreciated fixed assets, consisting of office furniture and office equipment with original cost amounting to approximately $13,697 and $19,613, respectively.

4.   Commitments and Contingencies

The Company has a Commission Sharing Agreement with Gar Wood Securities. LLC ("Gar Wood"). The agreement provides that Gar Wood and Company are authorized to share commission and fee in connection with securities transactions for certain Customers referred by Company.

The Company is subject to dispute actions from time to time in the ordinary course of business, including FINRA proceeding regarding supervisory actions. Although the amount of any liability with respect to such actions cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

The Company has renewed a virtual space agreement with Emerge 212 for twelve months, the monthly fee is $125. The current

4.   Commitments and Contingencies (continued)

 agreement remains in effect on the same contractual terms.

The Company has a contingent liability reserve of $100,000 relating to a 2017 FINRA rules-violation complaint which matter is currently on appeal with the SEC. The Company treats the amount as a contingent liability and it is include in Aggregate indebtedness.

5.   Regulatory Requirements

The Company is in compliance with from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $68,241 and net capital requirements of $ 49,542 resulting in excess net capital of $18,699. At December 31, 2025, the ratio of aggregate indebtedness to net capital was 4.11 to 1.

6. Subsequent Events

The company had evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events or transactions which took place that would have a material impact on its financial statement.